UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                            OXIS INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    691829402
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 5, 2004
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 691829402

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Axonyx Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    13,982,567
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,144,099
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           13,982,567
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,144,099
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,144,099
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 691829402

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dr. Marvin S. Hausman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,161,532
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,144,099
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,161,532
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,144,099
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,144,099
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Oxis Common Stock"), of Oxis International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6040 North Cutter Circle, Suite 317, Portland, OR 97217.

      This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of March 5, 2004 and amends the Schedule 13 D filed on January 16, 2004 (the "Schedule 13D"). The reporting persons filing this amendment are Axonyx Inc. ("Axonyx") and Dr. Marvin S. Hausman ("Hausman"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

      On January 15, 2004, Axonyx entered into separate agreements with 25 holders of Oxis Common Stock to purchase their shares of Oxis Common Stock in exchange for unregistered shares of Axonyx common stock ("Axonyx Common Stock"). Axonyx acquired an aggregate of 13,982,567 shares of Oxis Common Stock (not 13,912,571 shares, as reported in the Schedule 13D) in consideration for its issuance of an aggregate of 1,618,061 shares of Axonyx Common Stock (not 1,609,995 shares, as reported in the Schedule 13D). Axonyx delivered the certificates representing the shares of Oxis Common Stock acquired to Oxis' transfer agent for reissuance to Axonyx, and certificates representing the shares of Axonyx Common Stock in exchange for such shares of Oxis Common Stock were issued on March 5, 2004 and are being delivered to the former Oxis shareholders who exchanged their stock. The shares of Oxis Common Stock acquired by Axonyx represent 53.15% of the Company's Common Stock currently outstanding, based on its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003. If Axonyx is deemed to be the beneficial owner of an additional 1,161,532 shares of Oxis Common Stock owned by Dr. Marvin Hausman, its Chairman of the Board and Chief Executive officer, Axonyx owns 15,144,099 shares, or 57.6% of the Company's Common Stock currently outstanding.

Item 4. Purpose of Transaction.

      Axonyx is now the largest stockholder of the Company, and holds greater than a majority of the shares outstanding. Axonyx has been in ongoing discussions with management and members of the board of directors of Oxis about changing the composition of the Board to include a majority of directors selected by or acceptable to Axonyx, as well as possible changes in management and strategies for maximizing and enhancing stockholder value.

Item 5. Interest in Securities of the Issuer.

      Axonyx currently holds 13,982,567 shares of Oxis Common Stock and holds sole voting and dispositive power over those shares. It may be deemed to have shared voting and dispositive power over an additional 1,161,532 shares of Oxis Common Stock owned by Dr. Marvin S. Hausman, the Chairman of the Board and Chief Executive Officer of Axonyx and an affiliate. Axonyx disclaims beneficial ownership of Dr. Hausman's shares of Oxis Common Stock and has no agreement with Dr. Hausman or any other third party, oral or written, relating to the voting or disposition of his shares or its shares of Oxis Common Stock.

      In addition to the 1,161,532 shares of Oxis Common Stock registered in his name, Dr. Marvin S. Hausman may be deemed to have shared voting and dispositive power over the additional 13,982,567 shares of Oxis Common Stock being acquired by Axonyx, of which he is an affiliate. Dr. Hausman disclaims beneficial ownership of the shares of Oxis Common Stock being acquired by Axonyx and has no agreement with Axonyx or any other third party, oral or written relating to the voting or disposition of its shares or his shares of Oxis Common Stock.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2004              AXONYX INC.

                                    By:  /s/ MARVIN S. HAUSMAN
                                         ---------------------
                                             Marvin S. Hausman,
                                             Chairman of the Board and
                                             Chief Executive Officer


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